SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November 2007

Vannessa Ventures Ltd.
(Translation of registrant’s name into English)

     000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: 2 November 2007	By: /s/ Cameron B. Boyer Name: Cameron B. Boyer Title: Controller

EXHIBIT INDEX

Exhibit	Description

1.	News Release, 1 November 2007 - English

VANNESSA VENTURES LTD.
220, 1010 – 1St S.W.
Calgary, Alberta T2R 1K4
Telephone: (403) 444-5191

NEWS RELEASE

November 1, 2007	Symbol: TSX-V: VVV

Las Cristinas Arbitral Tribunal Set

Vannessa Ventures Ltd. (“the Company”) announces that the arbitration process dealing with the Las Cristinas property in Venezuela continues before The International Center for the Settlement of Investment Disputes (“ICSID”). The Company reports that the parties have agreed to a new chairman for the arbitral tribunal panel that will continue the process that was suspended temporarily in May of 2007. ICSID has also now confirmed that Dr. Robert Briner will chair the tribunal with Prof. Brigitte Stern and Dr. Charles Brower serving as co-arbitrators.

The Company maintains that its rights to mine Las Cristinas were expropriated in a discriminatory manner and without prompt adequate and effective compensation by Venezuela after an investment of approximately US$ 185 million for the exploration and development of the properties that led to a determination of reserves in excess of 12 million ounces of gold and over 1 billion pounds of copper.

Vannessa is requesting remedies under the Bilateral Investment Treaty between Canada and Venezuela and restitution of its contractual rights to mine the property plus damages or monetary damages of approximately US$ 1.1 billion. Vannessa acquired the Las Cristinas properties in 2001, after extensive negotiation with Placer Dome, which included assumption of a number of Placer Dome’s obligations. By mid July 2001 it had secured conditional commitments for financing to continue with the development of the project and to put the mine into production as early as 2002, despite the low gold prices at the time.

With the confirmation of the new arbitral panel it is expected that the process will continue promptly to a new hearing as both parties’ submissions have been filed and no additional material is required prior to the resumption of the Jurisdictional Hearing.

While the company is confident in the validity of its position, there can be no assurance that it will be successful in all, or part, of its claims and any award granted will be shared with other parties according to pre-existing contractual agreements.

Vannessa Ventures Ltd

John Morgan, President

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”